UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Pretium Resources Inc.
(Name of Issuer)
Common shares, no par value
(Title of Class of Securities)
74139C102
(CUSIP Number)
Robin Wang c/o Zijin Mining Group Co., Ltd. 1 Zijin Road, Shanghang County, Fujian Province, People’s Republic of China +86 592 2933 623
Copy to: Thomas M. Rose Troutman Sanders LLP 401 9th Street, N. W. Suite 1000 Washington, DC 20004-2134 (757) 687-7715
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 74139C102	13D/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Jin Huang Mining Company Limited (formerly, XinXing Global Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,031,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,031,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,031,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Calculation of the foregoing percentage is based on information set forth in the 2016 Subscription Agreement (as defined below), in which the Issuer (as defined below) represented that there were 173,724,405 Common Shares (as defined below) issued and outstanding as of March 31, 2016, prior to the issuance of 2,786,849 Common Shares to Jin Huang (as defined below) on March 31, 2016.

CUSIP No. 74139C102	13D/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Zijin Mining Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,031,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,031,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,031,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON OO (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(1)
Calculation of the foregoing percentage is based on information set forth in the 2016 Subscription Agreement, in which the Issuer represented that there were 173,724,405 Common Shares issued and outstanding as of March 31, 2016, prior to the issuance of 2,786,849 Common Shares to Jin Huang on March 31, 2016.

CUSIP No. 74139C102	13D/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Gold Mountains (H.K.) International Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ❑ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,031,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,031,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,031,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Calculation of the foregoing percentage is based on information set forth in the 2016 Subscription Agreement, in which the Issuer represented that there were 173,724,405 Common Shares issued and outstanding as of March 31, 2016, prior to the issuance of 2,786,849 Common Shares to Jin Huang on March 31, 2016.

CUSIP No. 74139C102	13D/A	Page 5 of 10 Pages

Explanatory Note

This Amendment No. 1 on Schedule 13D/A (“Schedule 13D/A”) amends and supplements the Statement on Schedule 13D relating to the common shares, no par value (the “Common Shares”) of Pretium Resources Inc., a British Columbia, Canada corporation (the “Issuer”), previously filed with the United States Securities and Exchange Commission (the “SEC”) on January 28, 2015 (“Schedule 13D”). Except as set forth herein, no other changes have been made to the Schedule 13D. Accordingly, the Schedule 13D/A should be read in conjunction with the Schedule 13D.

This Schedule 13D/A is being filed jointly by: (i) Jin Huang Mining Company Limited (formerly, XinXing Global Limited), a corporation existing under the laws of the British Virgin Islands (“Jin Huang”), (ii) Zijin Mining Group Co., Ltd., a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Zijin”), and (iii) Gold Mountains (H.K.) International Mining Company Limited, a corporation existing under the laws of Hong Kong, S.A.R. (“Gold Mountains” and collectively with Jin Huang and Zijin, the “Reporting Persons”). Except as otherwise indicated, capitalized terms used herein and not otherwise defined in the Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Schedule 13D, as amended by the Schedule 13D/A, relates to Common Shares of the Issuer, whose principal executive offices are located at 1055 Dunsmuir Street, Suite 2300, Vancouver, British Columbia, V7X 1L4, Canada.”

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended as specified below; other than the foregoing, no changes have been made to Item 2 of the Schedule 13D.

As discussed in the Explanatory Note herein, references to “XinXing Global Limited” and “XinXing” in Item 2 of the Schedule 13D are amended to refer to “Jin Huang.”

Schedule A attached to the Schedule 13D is amended and restated in its entirety as set forth in Schedule A attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

“On March 31, 2016, the Issuer entered into a subscription agreement (the “2016 Subscription Agreement”), with Jin Huang pursuant to which the Issuer agreed to issue and sell to Jin Huang (the “2016 Private Placement”) an aggregate of 2,786,849 Common Shares at US$4.58 per Common Share for an aggregate purchase price of approximately US$12,763,768.   The 2016 Private Placement closed on March 31, 2016. The funds to purchase such Common Shares by Jin Huang were obtained from its shareholder, Gold Mountains, which purchased additional shares of Jin Huang.

References to, and descriptions of, the 2016 Subscription Agreement as set forth in this Item 3 and elsewhere in the Schedule 13D/A are qualified in their entirety by reference to the 2016 Subscription Agreement filed as Exhibit 99.3 hereto.”

CUSIP No. 74139C102	13D/A	Page 6 of 10 Pages

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Persons acquired the Common Shares in the Private Placement and the 2016 Private Placement solely for investment purposes. The Private Placement and the 2016 Private Placement are subject to the terms of the Subscription Agreement (as defined below) and the 2016 Subscription Agreement, respectively, attached as Exhibit 99.2 to the Schedule 13D and Exhibit 99.3 to the Schedule 13D/A, respectively, which are incorporated herein by reference.

Pursuant to the subscription agreement dated December 8, 2014 between the Issuer and Jin Huang (the “Subscription Agreement”), following January 16, 2015 and for as long as Jin Huang and its affiliates beneficially own at least 4.75% of the total number of issued and outstanding Common Shares (on a fully-diluted basis excluding any convertible securities which are issued or issuable following December 8, 2014 pursuant to an equity compensation plan in respect of the directors, officers or employees of the Issuer) (the “Minimum Investor Percentage”), Jin Huang is entitled to designate one individual (the “Jin Huang Nominee”) to be nominated and, if elected, to serve as a member of the Board of Directors of the Issuer for a term expiring not earlier than the Issuer’s next annual meeting of shareholders at which directors of the Issuer are to be elected provided that the Jin Huang Nominee consents in writing to serve as a director and is eligible under the Business Corporations Act (British Columbia) to serve as a director. The Jin Huang Nominee was appointed to the Board of Directors of the Issuer on January 16, 2015. At the first annual meeting of shareholders following the end of the term of the Jin Huang Nominee, and at each meeting of shareholders thereafter, at which directors are to be elected, the Issuer agreed to cause the Jin Huang Nominee to be included in the slate of nominees proposed by the Issuer to the shareholders for election as directors. The Issuer agreed to use all reasonable efforts to cause the election of the Jin Huang Nominee, including soliciting proxies in favor of the election of the Jin Huang Nominee in the event the Issuer intends to solicit any such proxies in connection with a meeting of shareholders.  The Jin Huang Nominee was elected as a member of the Board of Directors of the Issuer at the annual meeting of shareholders held on May 7, 2015.

Pursuant to the Subscription Agreement, for so long as Jin Huang and its affiliates beneficially own at least the Minimum Investor Percentage of the Common Shares of the Issuer, Jin Huang also has certain Participation Rights to purchase Equity Securities in connection with certain Equity Financings of the Issuer, so that Jin Huang may maintain its percentage ownership of the Common Shares of the Issuer, as set forth in and subject to the requirements of the Subscription Agreement. Capitalized terms used in this paragraph, but not defined in the Schedule 13D, as amended by the Schedule 13D/A, are defined in the Subscription Agreement.

The foregoing summary of certain terms of the Subscription Agreement is not complete and is qualified by reference to the full text of the Subscription Agreement, which is filed as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Shares, (ii) subsequent developments affecting the Issuer, (iii) the Issuer’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to may acquire additional Common Shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer.

Except as described in the Schedule 13D, as amended by the Schedule 13D/A, no Reporting Person has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.”

CUSIP No. 74139C102	13D/A	Page 7 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following percentages are based upon information set forth in the 2016 Subscription Agreement, in which the Issuer represented that there were 173,724,405 Common Shares issued and outstanding as of March 31, 2016, prior to the issuance of 2,786,849 Common Shares to Jin Huang.

(a)
As of the date of filing the Schedule 13D/A, Jin Huang is the holder of record of 9,031,664 Common Shares, representing 5.1% of the issued and outstanding Common Shares of the Issuer.  Gold Mountains directly owns 100% of Jin Huang and, therefore, may be deemed to have beneficial ownership of the 9,031,664 Common Shares held of record by Jin Huang, representing 5.1% of the issued and outstanding Common Shares of the Issuer.  Gold Mountains disclaims beneficial ownership of the Common Shares shown as beneficially owned and held of record by Jin Huang, except to the extent of its pecuniary interest therein. Zijin directly owns 100% of Gold Mountains and, therefore, may be deemed to have beneficial ownership of the 9,031,664 Common Shares held of record by Jin Huang, representing 5.1% of the issued and outstanding Common Shares of the Issuer. Zijin disclaims beneficial ownership of the Common Shares shown as beneficially owned and held of record by Jin Huang, except to the extent of its pecuniary interest therein.

(b)	Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive power over 9,031,664 Common Shares held of record by Jin Huang.

(c)
Except for the transactions described in the Schedule 13D, as amended by the Schedule 13D/A, no Reporting Person has effected any transactions in the Issuer’s Common Shares during the 60 days preceding the dates of the Schedule 13D and Schedule 13D/A, respectively.

On or about February 23, 2016, Jin Huang purchased 206,000 Common Shares at a price of US$4.58 per share in the Issuer’s underwritten public offering on Form F-10 (File No. 333-197304).

From March 4, 2016 to April 21, 2016, Jin Huang sold outside the United States on the Toronto Stock Exchange an aggregate of approximately 6,625,222 Common Shares at prices ranging from approximately Cdn$6.62 to Cdn$9.23 per share.

(d)	Not applicable.

(e)	Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Apart from the Subscription Agreement and the 2016 Subscription Agreement described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following documents are filed as appendices and exhibits:

Exhibit No.	Description
99.1
Joint Filing Agreement among the Reporting Persons, dated as of January 26, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 28, 2015)

99.2
Subscription Agreement, dated as of December 8, 2014, by and between XinXing Global Limited and Pretium Resources Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with the SEC on January 28, 2015)

99.3*	Subscription Agreement, dated as of March 31, 2016, by and between Pretium Resources Inc. and Jin Huang Mining Company Limited
______________

*  Filed herewith.”

CUSIP No. 74139C102	13D/A	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2016

JIN HUANG MINING COMPANY LIMITED

By:	/s/ Fan Cheung Man
	Name:	Fan Cheung Man
	Title:	Director

ZIJIN MINING GROUP CO., LTD

By:	/s/ Fang Qixue
	Name:	Fang Qixue
	Title:	Executive Director

GOLD MOUNTAINS (H.K.) INTERNATIONAL MINING COMPANY LIMITED

By:	/s/ Fang Qixue
	Name:	Fang Qixue
	Title:	Chairman

CUSIP No. 74139C102	13D/A	Page 9 of 10 Pages

Schedule A
Executive Officers and Directors of Reporting Persons

Zijin Mining Group Co., Ltd.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Mr. Huang Xiaodong Chinese	Vice President	Mining business and IT	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Fang Qixue Chinese	Executive Director and Vice President	Overseas M&A and operation, and technical management	19/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Ms. Lin Hongying Chinese	Chief Financial Officer	Corporate finance and capital management	1 Zijin Road, Shanghang County, Fujian Province, PRC
Ms. Liu Qiang Chinese	Secretary of the Board	Routine work of the Board, investor relations and information disclosure	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Fan Cheung Man Hong Kongnese	Company Secretary	Investor relations in HK and information disclosure	Unit7503A, 75 Floor, International Commerce Center, No.1 Austin Road West, Kowloon, HK
Mr. Chen Jinghe Chinese	Executive Director and Chairman of the Board	Overall corporate coordination and organization	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Wang Jianhua Chinese	Executive Director and President	Operating management and party affairs	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Qiu Xiaohua Chinese	Executive Director and Vice Chairman of the Board	Corporate development strategy ,and financial investment and management	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lan Fusheng Chinese	Executive Director and Vice Chairman of the Board	Domestic investment and exploration	20/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Zou Laichang Chinese	Executive Director and Vice President	Logistics management and administration management	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lin Hongfu Chinese	Executive Director and Vice President	Project development, construction and operation within PRC	1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Li Jian Chinese	Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Lu Shihua Chinese	Independent and Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Ding Shida Chinese	Independent and Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Qiu Guanzhou Chinese	Independent and Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China
Mr. Sit Hoi Wah Hong Kongnese	Independent and Non-executive Director		1 Zijin Road, Shanghang County, Fujian Province, China

CUSIP No. 74139C102	13D/A	Page 10 of 10 Pages

Gold Mountains (H.K.) International Mining Company Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Mr. Fang Qixue Chinese	Director and Chairman	Overall corporate coordination and management	19/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Chen Jiahong Chinese	Director and General Manager	Overall management subject to the board’s direction	19/F, Tower B, Haifu Center, 599 Sishui Road, Huli District, Xiamen, China
Mr. Fan Cheung Man Hong Kongnese	Director and Deputy General Manager	Management of the Hong Kong operation subject to the board’s direction	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.
Mr. Li Yiqing Chinese Taipei	Director	Director’s duties subject to the Board’s direction	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong

Jin Huang Mining Company Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Mr. Fan Cheung Man Hong Kongnese	Director	Director’s duties subject to the Board’s direction	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong
Ms. Zhang Qiaochun Chinese	Director	Director’s duties subject to the Board’s direction	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong
Mr. Yiu Kai Hong Kongnese	Director	Director’s duties subject to the Board’s direction	Unit 7503A, 75/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong